Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at September 30, 2026 and December 31, 2025 and
for the three and nine months ended September 30, 2026 and 2025

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Sep. 30, 2026	Dec. 31, 2025
Assets
Non-current assets
Investment properties	4	$43,057	$56,934
Equity accounted investments	5	22,964	21,244
Property, plant and equipment	6	1,252	6,982
Goodwill	7	—	1,181
Intangible assets	8	—	1,060
Other non-current assets	9	3,548	4,512
Loans and notes receivable		781	382
Total non-current assets		71,602	92,295
Current assets
Loans and notes receivable		132	154
Accounts receivable and other	10	2,130	1,968
Cash and cash equivalents		1,344	1,859
Total current assets		3,606	3,981
Assets held for sale	11	7,626	3,004
Total assets		$82,834	$99,280

Liabilities and equity
Non-current liabilities
Debt obligations	12	$20,586	$35,354
Capital securities	13	924	621
Other non-current liabilities	15	920	1,268
Deferred tax liabilities		554	1,998
Total non-current liabilities		22,984	39,241
Current liabilities
Debt obligations	12	9,759	10,876
Capital securities	13	757	785
Accounts payable and other liabilities	16	4,478	5,499
Total current liabilities		14,994	17,160
Liabilities associated with assets held for sale	11	5,010	305
Total liabilities		42,988	56,706
Equity
Limited partners	17	8,491	8,322
General partner	17	3	3
Preferred equity	17	679	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	17, 18	15,168	14,871
FV LTIP units of the Operating Partnership	17, 18	9	10
Interests of others in operating subsidiaries and properties	18	15,496	18,669
Total equity		39,846	42,574
Total liabilities and equity		$82,834	$99,280
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	Note	2026	2025	2026	2025
Commercial property revenue	19	$847	$1,133	$3,006	$3,540
Hospitality revenue	20	406	449	1,415	1,196
Investment and other revenue	21	159	168	562	565
Total revenue		1,412	1,750	4,983	5,301
Direct commercial property expense	22	339	477	1,249	1,439
Direct hospitality expense	23	285	308	1,054	880
Investment and other expense		31	14	105	150
Interest expense		663	876	2,368	2,674
General and administrative expense	24	293	314	957	908
Total expenses		1,611	1,989	5,733	6,051
Fair value losses, net	25	(577)	(150)	(454)	(213)
Share of earnings from equity accounted investments	5	56	95	666	513
Loss before income taxes		(720)	(294)	(538)	(450)
Income tax (benefit) expense	14	(103)	7	62	26
Net loss		$(617)	$(301)	$(600)	$(476)

Net (loss) income attributable to:
Limited partners		$(280)	$(109)	$(366)	$(301)
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(502)	(194)	(654)	(536)
Interests of others in operating subsidiaries and properties		165	2	420	361
Total		$(617)	$(301)	$(600)	$(476)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	Note	2026	2025	2026	2025
Net loss		$(617)	$(301)	$(600)	$(476)
Other comprehensive (loss) income	26
Items that may be reclassified to net (loss) income:
Foreign currency translation		(24)	(104)	(55)	534
Cash flow hedges		59	(16)	74	27
Equity accounted investments		(3)	(20)	(8)	(21)
Items that will not be reclassified to net (loss) income:
Securities - fair value through other comprehensive (loss) income		(31)	22	(29)	18
Share of revaluation surplus on equity accounted investments		—	2	—	2
Total other comprehensive (loss) income		1	(116)	(18)	560
Total comprehensive (loss) income		$(616)	$(417)	$(618)	$84

Comprehensive (loss) income attributable to:
Limited partners
Net loss		$(280)	$(109)	$(366)	$(301)
Other comprehensive income (loss)		2	(45)	(17)	161
		(278)	(154)	(383)	(140)
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net loss		(502)	(194)	(654)	(536)
Other comprehensive income (loss)		5	(79)	(30)	288
		(497)	(273)	(684)	(248)
Interests of others in operating subsidiaries and properties
Net income		165	2	420	361
Other comprehensive (loss) income		(6)	8	29	111
		159	10	449	472
Total comprehensive (loss) income		$(616)	$(417)	$(618)	$84
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive income (loss)	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	FV LTIP units of the Operating Partnership	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2025	$8,461	$(2,772)	$2,556	$77	$8,322	$4	$2	$(3)	$—	$3	$699	$14,871	$10	$18,669	$42,574
Net (loss) income	—	(366)	—	—	(366)	—	—	—	—	—	—	(654)	—	420	(600)
Other comprehensive (loss) income	—	—	—	(17)	(17)	—	—	—	—	—	—	(30)	—	29	(18)
Total comprehensive (loss) income	—	(366)	—	(17)	(383)	—	—	—	—	—	—	(684)	—	449	(618)
Distributions	—	(341)	—	—	(341)	—	—	—	—	—	—	(611)	—	(1,711)	(2,663)
Preferred distributions	—	(12)	—	—	(12)	—	—	—	—	—	—	(21)	—	—	(33)
Issuance (repurchase/deconsolidation) of interests in operating subsidiaries	949	(22)	(7)	(16)	904	—	—	—	—	—	(20)	1,613	—	(1,911)	586
Change in relative interests of non-controlling interests	—	—	1	—	1	—	—	—	—	—	—	—	(1)	—	—
Balance as at Sep. 30, 2026	$9,410	$(3,513)	$2,550	$44	$8,491	$4	$2	$(3)	$—	$3	$679	$15,168	$9	$15,496	$39,846

Balance as at Dec. 31, 2024	$7,189	$(1,913)	$2,557	$(115)	$7,718	$4	$2	$(3)	$—	$3	$699	$13,795	$12	$16,022	$38,249
Net (loss) income	—	(301)	—	—	(301)	—	—	—	—	—	—	(536)	—	361	(476)
Other comprehensive income	—	—	—	161	161	—	—	—	—	—	—	288	—	111	560
Total comprehensive (loss) income	—	(301)	—	161	(140)	—	—	—	—	—	—	(248)	—	472	84
Distributions	—	(336)	—	—	(336)	—	—	—	—	—	—	(600)	—	(892)	(1,828)
Preferred distributions	—	(12)	—	—	(12)	—	—	—	—	—	—	(21)	—	—	(33)
Issuance (repurchase/deconsolidation) of interests in operating subsidiaries	1,075	(21)	4	—	1,058	—	—	—	—	—	—	1,889	(1)	2,561	5,507
Change in relative interests of non-controlling interests	—	—	2	—	2	—	—	—	—	—	—	—	(2)	—	—
Balance as at Sep. 30, 2025	$8,264	$(2,583)	$2,563	$46	$8,290	$4	$2	$(3)	$—	$3	$699	$14,815	$9	$18,163	$41,979
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Nine Months Ended Sep. 30,
(US$ Millions)	Note	2026	2025
Operating activities
Net loss		$(600)	$(476)
Share of equity accounted earnings, net of distributions	5	(314)	(332)
Fair value losses, net	25	454	213
Deferred income tax benefit	14	(132)	(20)
Depreciation and amortization	22, 23	240	192
Working capital and other		23	43
		(329)	(380)
Financing activities
Debt obligations, issuance		18,303	9,202
Debt obligations, repayments		(12,904)	(11,665)
Capital securities issued		390	—
Capital securities redeemed		(55)	(1)
Non-controlling interests, issued		872	2,936
Non-controlling interests, purchased		(170)	(16)
Settlement of deferred consideration		4	(2)
Repayment of lease liabilities		(39)	(43)
Issuances to limited partnership unitholders		949	1,075
Issuances to redeemable/exchangeable and special limited partnership unitholders		1,696	1,921
Redemption of FV LTIP units of the Operating Partnership		—	(3)
Distributions to non-controlling interests in operating subsidiaries		(1,714)	(874)
Preferred distributions		(33)	(33)
Distributions to limited partnership unitholders		(341)	(336)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(611)	(600)
		6,347	1,561
Investing activities
Acquisitions
Investment properties		(4,055)	(3,090)
Property, plant and equipment		(2,934)	(120)
Equity accounted investments		(1,748)	(712)
Financial assets and other		(368)	(571)
Business combinations, net of cash acquired		—	22
Acquisition of subsidiaries, net of cash acquired		(134)	(699)
Dispositions
Investment properties		2,120	2,502
Property, plant and equipment		283	274
Equity accounted investments		169	346
Financial assets and other		247	397
Disposition of subsidiaries		65	—
Cash impact of deconsolidation		(73)	(6)
Restricted cash and deposits		84	12
		(6,344)	(1,645)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(326)	(464)
Net change in cash classified within assets held for sale		(163)	32
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(26)	48
Balance, beginning of period		1,859	2,208
Balance, end of period		$1,344	$1,824

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$143	$123
Interest (excluding dividends on capital securities)		$2,291	$2,191
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended. BPY is a subsidiary of Brookfield Corporation (“BN,” the “Corporation,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s primary investment is a 36% managing general partnership unit interest (“GP Units”) in Brookfield Property L.P. (the “Operating Partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the Operating Partnership.

The partnership’s 6.50% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM” respectively. The New LP 6.25% Preferred Units, Series 1 (“New LP Preferred Units”) are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 91 Front Street, 1st Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the IASB (“IFRS Accounting Standards”), have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and nine months ended September 30, 2026 were approved and authorized for issue by the Board of Directors of the partnership on November 13, 2026.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2025. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2025. The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS Accounting Standards. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Adoption of accounting standards
i.Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
The partnership adopted the amendments to IFRS 9 and IFRS 7 as of January 1, 2026, its mandatory effective date. The amendments clarify the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer, clarify the requirements for assessing contractual cash flow characteristics of financial assets and clarify the characteristics of non-recourse loans and contractually linked instruments. The partnership has determined that requirements related to the date of derecognition of financial assets and financial liabilities do not have a material impact.

ii.Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7
The partnership adopted the amendments to IFRS 9 and IFRS 7 as of January 1, 2026, its mandatory effective date. These amendments include guidance on the “own-use” exemption for purchasers of electricity under such contracts, and hedge accounting requirements where purchases or sales of electricity are hedged using such contracts. The partnership has determined that requirements for the “own-use” exemption are to be met for such contracts and therefore, these amendments do not have a material impact.

d)Future accounting policies
The partnership is currently assessing the impact of IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which was issued by the IASB in April 2024. IFRS 18 will replace IAS 1 and will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 sets out significant new requirements for the presentation of financial statements with a particular focus on the income statement, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, and disclosures related to management-defined performance measures, in addition to certain related amendments to IAS 7 that will result in new requirements for the presentation of the statement of cash flows, concurrent with IFRS 18 becoming effective.

e)Critical judgments and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policies in the partnership’s consolidated financial statements for the year ended December 31, 2025 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2026.

NOTE 3. BUSINESS COMBINATIONS
The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

The partnership completed the following business combinations during 2025 that were accounted for on a provisional basis as disclosed in Note 3, Business Combinations of the partnership’s consolidated financial statements for the year ended December 31, 2025:

•On July 31, 2025, the partnership acquired a portfolio of hostels in an opportunistic real estate fund across Europe (“European Hostels”) for total consideration of €326 million ($372 million).
•The partnership also completed several individually immaterial acquisitions during 2025 for total consideration of $542 million. These acquisitions are primarily comprised of storage assets and a hotel acquired through an opportunistic real estate fund.
In the first quarter of 2026, the partnership completed the purchase price allocation for all of the 2025 business combinations. No material changes were made to the provisional purchase price allocation.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the nine months ended September 30, 2026 and the year ended December 31, 2025:

	Nine months ended Sep. 30, 2026			Year ended Dec. 31, 2025
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$54,672	$2,262	$56,934	$60,093	$1,985	$62,078
Changes resulting from:
Property acquisitions	4,016	35	4,051	2,977	229	3,206
Acquisitions from business combinations(1)	—	—	—	361	—	361
Capital expenditures	376	210	586	710	410	1,120
Property dispositions(2)	(1,087)	—	(1,087)	(2,501)	(38)	(2,539)
Fair value (losses) gains, net	(190)	80	(110)	(318)	155	(163)
Foreign currency translation	(302)	(12)	(314)	846	68	914
Transfers between commercial properties and commercial developments	1,367	(1,367)	—	414	(414)	—
Deconsolidation of India REIT(3)	—	—	—	(3,485)	(128)	(3,613)
Reclassification to assets held for sale and other changes	(1,427)	—	(1,427)	(4,425)	(5)	(4,430)
Reclassification of Opportunistic Fund Investments to assets held for sale(4)	(12,151)	(601)	(12,752)	—	—	—
Deconsolidation of South Korea Mixed-use(5)	(2,824)	—	(2,824)	—	—	—
Balance, end of period(6)	$42,450	$607	$43,057	$54,672	$2,262	$56,934
(1)Includes commercial properties acquired through business combinations during the period. See Note 3, Business Combinations, for more information.
(2)Property dispositions represent the carrying value on the date of sale.
(3)In the first quarter of 2025, the partnership sold a partial interest in Brookfield India Real Estate Trust (“India REIT”), resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method (“Deconsolidation of India REIT”).
(4)During the nine months ended September 30, 2026, the partnership reclassified certain opportunistic real estate fund investments (“Opportunistic Fund Investments”) to assets held for sale. See Note 29, Related Parties for further information.
(5)The partnership recapitalized a mixed-use portfolio in South Korea in the Brookfield Strategic Real Estate Partners (“BSREP”) II fund for total commitments of approximately $826 million, including an approximately $100 million investment from the partnership. The recapitalization resulted in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method (“South Korea Mixed-use”).
(6)Includes right-of-use assets related to commercial properties and commercial developments of $740 million and nil, respectively, as of September 30, 2026 (December 31, 2025 - $903 million and $24 million). Current lease liabilities of $167 million (December 31, 2025 - $162 million) have been included in accounts payable and other liabilities, and non-current lease liabilities of $573 million (December 31, 2025 - $717 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated stabilized annual net operating income. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impact of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain assets, the partnership relies on valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values and differences are reconciled when they arise.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following table on a weighted-average basis:

		Sep. 30, 2026			Dec. 31, 2025
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Office(1)	Discounted cash flow	6.6%	5.5%	11	6.7%	5.6%	11
Retail(2)	Discounted cash flow	7.0%	5.3%	10	7.1%	5.4%	10
LP Investments(3)(4)	Discounted cash flow	9.1%	6.7%	9	9.3%	5.8%	8
(1)Included in the partnership's total Office portfolio are 16 Super Core office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7% (December 31, 2025 - 6.8%).
(2)Included in the partnership's total Retail portfolio are 18 Super Core retail centers with a weighted-average discount rate of 6.2% (December 31, 2025 - 6.2%).
(3)The valuation method used to value certain multifamily and logistics properties is the direct capitalization method. At September 30, 2026, the overall implied capitalization rate used for properties using the direct capitalization method was 5.3% (December 31, 2025 - 5.2%).
(4)Excludes assets reclassified to held for sale and deconsolidated during the period. See Note 29, Related Parties for further information on the reclassification of Opportunistic Fund Investments to assets held for sale and the deconsolidation of South Korea Mixed-use.

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as of September 30, 2026 and December 31, 2025:

	Sep. 30, 2026				Dec. 31, 2025
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$18,120	$312	$—	$—	$18,113	$1,460
Retail	—	—	17,723	45	—	—	18,712	45
LP Investments	—	—	6,607	250	—	—	17,847	757
Total	$—	$—	$42,450	$607	$—	$—	$54,672	$2,262

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25-basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties as of September 30, 2026, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Sep. 30, 2026
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$398	$584	$955
Retail	386	593	927
LP Investments(1)	103	126	268
Total	$887	$1,303	$2,150
(1)     The valuation method used to value multifamily properties is the direct capitalization method except for certain multifamily investments valued using the discounted cash flow method. The impact of the sensitivity analysis on the discount rate includes properties valued using the DCF method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures and also has investments in associates. Joint ventures hold individual commercial properties, hotels and portfolios of commercial properties and developments, as well as interests in real estate funds. These are owned together with co-owners, where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners.

Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

	Proportion of ownership interests		Carrying value
(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025	Sep. 30, 2026	Dec. 31, 2025
Joint Ventures(1)	17% - 60%	15% - 65%	$21,936	$20,325
Associates	19% - 47%	21% - 47%	1,028	919
Total			$22,964	$21,244
(1)In the second quarter of 2026, the partnership, in an opportunistic real estate fund, acquired a 50% joint venture interest in a self-storage platform across Australia and New Zealand (“ANZ Storage”) for A$1,530 million ($1,097 million).

The following table presents the change in the balance of the partnership’s equity accounted investments as of September 30, 2026 and December 31, 2025:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Equity accounted investments, beginning of period	$21,244	$19,547
Additions(1)	1,787	848
Disposals and return of capital distributions	(164)	(300)
Share of net earnings from equity accounted investments	666	882
Distributions received	(352)	(268)
Foreign currency translation	(97)	257
Deconsolidation of India REIT(2)	—	365
Reclassification to assets held for sale(3)	(94)	(143)
Other comprehensive (loss) income and other	(26)	56
Equity accounted investments, end of period	$22,964	$21,244
(1)Includes the acquisition of ANZ Storage.
(2)Includes the net impact of recognizing the partnership’s retained interest in India REIT under the equity method, partially offset by the deconsolidation of its joint venture assets. See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.
(3)Includes the reclassification of Opportunistic Fund Investments to assets held for sale. See Note 29, Related Parties for further information.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Sep. 30, 2026			Dec. 31, 2025
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Office(1)	Discounted cash flow	7.5%	5.2%	10	7.5%	5.1%	10
Retail(2)	Discounted cash flow	6.5%	4.9%	10	6.6%	5.0%	10
LP Investments(3)(4)	Discounted cash flow	10.0%	7.0%	10	10.8%	7.2%	7
(1)Included in the partnership’s total Office portfolio are 16 Super Core office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7% (December 31, 2025 - 6.8%).
(2)Included in the partnership's total Retail portfolio are 18 Super Core retail centers with a weighted-average discount rate of 6.2% (December 31, 2025 - 6.2%).
(3)The valuation method used to value multifamily investments and a self-storage portfolio is the direct capitalization method. At September 30, 2026, the overall implied capitalization rate used for properties using the direct capitalization method was 5.1% (December 31, 2025 - 5.2%). The terminal capitalization rate and investment horizon are not applicable.
(4)Excludes equity accounted investments reclassified to held for sale during the period. See Note 29, Related Parties for further information on the reclassification of Opportunistic Fund Investments to assets held for sale.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Non-current assets	$99,427	$92,514
Current assets	3,521	3,392
Total assets	102,948	95,906
Non-current liabilities	36,750	30,731
Current liabilities	5,598	8,042
Total liabilities	42,348	38,773
Net assets	60,600	57,133
Partnership’s share of net assets	$22,964	$21,244

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Revenue	$1,458	$1,431	$4,699	$4,157
Expenses	1,250	1,243	4,102	3,576
Income from equity accounted investments(1)	130	97	527	339
Income before fair value (losses) gains, net	338	285	1,124	920
Fair value (losses) gains, net	(396)	(50)	393	504
Net (loss) income	(58)	235	1,517	1,424
Partnership’s share of net earnings	$56	$95	$666	$513
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment primarily consists of hospitality assets in the U.K., U.S., Europe, Canada, Australia, and New Zealand.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	2 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 20

The following table presents the change to the components of the partnership’s hospitality assets for the nine months ended September 30, 2026 and for the year ended December 31, 2025:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Cost:
Balance at the beginning of period	$7,050	$5,434
Acquisitions through business combinations(1)	—	972
Additions	3,020	768
Disposals	(119)	(162)
Foreign currency translation	(101)	288
Reclassification to assets held for sale and other	(674)	(250)
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	(7,601)	—
	1,575	7,050
Accumulated fair value changes:
Balance at the beginning of period	1,397	1,275
Revaluation gains, net(3)	—	56
Disposals	(9)	(35)
Foreign currency translation	(29)	95
Reclassification to assets held for sale and other	(229)	6
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	(1,165)	—
	(35)	1,397
Accumulated depreciation:
Balance at the beginning of period	(1,465)	(1,225)
Depreciation	(227)	(256)
Disposals	57	34
Foreign currency translation	23	(73)
Reclassification to assets held for sale and other	193	55
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	1,131	—
	(288)	(1,465)
Total property, plant and equipment(4)	$1,252	$6,982
(1)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations, for more information.
(2)See Note 29, Related Parties for further information on the reclassification of Opportunistic Fund Investments to assets held for sale.
(3)The current period includes revaluation gains of nil (December 31, 2025 - gains of $82 million) recorded as revaluation surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of nil (December 31, 2025 - $26 million) recorded in other fair value changes in the consolidated statements of income.
(4)Includes right-of-use assets of $32 million (December 31, 2025 - $196 million).

NOTE 7. GOODWILL
As at December 31, 2025, the partnership had goodwill of $1,181 million, primarily comprising U.K. and Ireland Short Stay of $812 million, European Hostels of $188 million and South Korea Mixed-use of $181 million.

During the nine months ended September 30, 2026, goodwill relating to South Korea Mixed-use was deconsolidated following the loss of control. The partnership's retained interest is now accounted for under the equity method. Goodwill relating to European Hostels was reclassified to assets held for sale and subsequently sold. Goodwill relating to U.K. and Ireland Short Stay was reclassified to assets held for sale. Refer to Note 29, Related Parties, for further information on these transactions.

As a result of these transactions, the partnership's goodwill balance was nil as at September 30, 2026.

NOTE 8. INTANGIBLE ASSETS
As at December 31, 2025, the partnership had intangible assets with a carrying amount of $1,060 million, primarily comprising trademark assets relating to U.K. and Ireland Short Stay of $969 million and trademark assets and management contracts relating to European Hostels of $84 million.

During the nine months ended September 30, 2026, intangible assets relating to European Hostels were reclassified to assets held for sale and subsequently sold. Intangible assets relating to U.K. and Ireland Short Stay were reclassified to assets held for sale. Refer to Note 29, Related Parties, for further information on these transactions.

As a result of these transactions, the partnership's intangible asset balance was nil as at September 30, 2026.

The following table presents a roll forward of the partnership’s intangible assets for the nine months ended September 30, 2026 and the year ended December 31, 2025:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Balance, beginning of period	$1,060	$899
Acquisitions	15	16
Acquisition through business combinations(1)	27	83
Amortization	(12)	(11)
Foreign currency translation and other	(23)	73
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	(1,067)	—
Balance, end of period	$—	$1,060
(1)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations, for more information.
(2)See Note 29, Related Parties for further information on the reclassification of Opportunistic Fund Investments to assets held for sale.

NOTE 9. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Securities - FVTPL	$2,437	$2,815
Derivative assets	83	68
Securities - FVTOCI	143	230
Other marketable securities	30	29
Restricted cash	102	182
Inventory	583	937
Accounts receivable	62	90
Other	108	161
Total other non-current assets	$3,548	$4,512

Securities - FVTPL
As at September 30, 2026, Securities - FVTPL primarily consists of financial assets representing the partnership’s investments in the BSREP III and BSREP IV funds, with carrying values of $834 million (December 31, 2025 - $949 million) and $242 million (December 31, 2025 - $195 million), respectively. See Note 29, Related Parties for further information. It also includes financial assets representing the partnership’s investment in a portfolio of U.S. retail brands with a carrying value of $276 million (December 31, 2025 - $551 million).

NOTE 10. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Derivative assets	$80	$63
Accounts receivable — net of expected credit loss of $36 million (December 31, 2025 - $51 million)	601	632
Restricted cash and deposits	71	287
Prepaid expenses	136	216
Inventory	796	510
Other current assets	446	260
Total accounts receivable and other	$2,130	$1,968

NOTE 11. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of September 30, 2026 and December 31, 2025:

(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Investment properties	$1,445	$2,837
Property, plant and equipment	3,983	27
Cash and cash equivalents	200	37
Goodwill	799	—
Equity accounted investments	12	—
Intangible assets	959	—
Accounts receivable and other assets	228	103
Assets held for sale(1)	$7,626	$3,004
Debt obligations	3,847	84
Accounts payable and other liabilities	1,163	221
Liabilities associated with assets held for sale(1)	$5,010	$305
(1)See Note 29, Related Parties for further information on the reclassification of Opportunistic Fund Investments to assets held for sale.

The following table presents the change to the components of the assets held for sale from the beginning of the nine months ended September 30, 2026 and the beginning of the year ended December 31, 2025:

(US$ Millions)	Nine months ended Sep. 30, 2026	Year ended Dec. 31, 2025
Balance, beginning of period	$3,004	$3,100
Reclassification to assets held for sale, net	2,162	4,871
Reclassification of Opportunistic Fund Investments to assets held for sale(1)	23,929	—
Disposals	(21,357)	(5,001)
Fair value adjustments	(111)	16
Foreign currency translation	(1)	17
Other	—	1
Balance, end of period	$7,626	$3,004
(1)See Note 29, Related Parties for further information on the reclassification of Opportunistic Fund Investments to assets held for sale.

At December 31, 2025, assets held for sale included five office properties, three retail assets, three hotels and a manufactured housing portfolio in the U.S., as well as one retail asset in Canada and a land parcel in the Bahamas. As of December 31, 2025, the partnership intended to sell its interests in these assets within the next 12 months.

In the first quarter of 2026, the partnership sold three hotels, 17 manufactured housing communities and one office building in the U.S., as well as one retail asset in Canada for net proceeds of approximately $442 million.

In the second quarter of 2026, the partnership sold five hotels, five offices, one multifamily asset, two malls in the U.S. and several multifamily units in Spain for net proceeds of approximately $58 million.

In the third quarter of 2026, the partnership sold partial interests in the Opportunistic Fund Investments, one hotel, one office, one multifamily property, one mall and one logistics asset in the U.S., as well as recapitalized a land parcel in the Bahamas for net proceeds of approximately $166 million.

At September 30, 2026, assets held for sale included a hospitality portfolio, six office properties, seven retail assets, six hotels, and one manufactured housing community in the U.S. The partnership intends to sell its interests in the held for sale assets within the next 12 months.

NOTE 12. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Sep. 30, 2026		Dec. 31, 2025
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Corporate unsecured facilities:
Brookfield Property Partners’ credit facilities	5.83%	$2,050	5.74%	$1,260
Brookfield Property Partners’ corporate bonds	5.65%	984	5.10%	1,020
GGP Retail LLC (“GGP”) term debt	6.90%	839	7.22%	846
GGP senior secured notes	4.50%	497	5.20%	1,124
GGP corporate facility	6.75%	320	6.58%	424
GGP junior subordinated notes	5.57%	202	5.57%	202
Subsidiary borrowings	4.45%	213	4.41%	220
Brookfield Office Properties Inc. (“BPO”) subordinated notes(1)	7.63%	141	—%	—

Secured debt obligations:
Funds subscription credit facilities(2)	5.27%	1,677	5.34%	2,407
Fixed rate	5.52%	15,518	5.29%	17,504
Variable rate	6.31%	11,873	6.37%	21,564
Deferred financing costs		(122)		(257)
Total debt obligations		$34,192		$46,314
Current		9,759		10,876
Non-current		20,586		35,354
Debt associated with assets held for sale(3)		3,847		84
Total debt obligations		$34,192		$46,314
(1)On March 18, 2026, BPO issued C$200 million of fixed-to-fixed reset rate subordinated notes maturing on March 18, 2056, with an initial coupon rate of 7.63%, until March 18, 2031, resetting every five years thereafter at the five-year Government of Canada Yield, plus a 4.58% spread, provided that the rate will not reset below 7.63%.
(2)Funds subscription credit facilities are secured by capital commitments.
(3)The debt associated with assets held for sale relates to the reclassification of a hospitality portfolio. See Note 29, Related Parties for further information.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2026 to 2027; however, excluding debt obligations on assets in receivership, the partnership has deferred contractual payments on approximately 3% of its non-recourse mortgages included as fixed and variable rate secured debt obligations in the table above. The partnership is currently engaged in negotiations with the respective creditors for certain assets. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

The partnership’s debt obligations include debt classified as non-current and are subject to covenants. There is no indication that the partnership will encounter material difficulties in complying with these covenants at the next test dates. Please refer to Note 14, Debt Obligations in the consolidated financial statements for the year ended December 31, 2025 for a detailed description of the partnership’s covenants.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Sep. 30, 2026			Dec. 31, 2025
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$22,081		$22,081	$29,178		$29,178
British Pounds	6,668		£5,027	7,026		£5,214
Canadian Dollars	2,787	C$	3,966	3,158	C$	4,334
Australian Dollars	1,474	A$	2,121	1,240	A$	1,858
Euros	539		€476	2,216		€1,886
Chinese Yuan	206	C¥	1,383	205	C¥	1,432
Indian Rupees	166	Rs	15,984	244	Rs	21,952
Brazilian Reais	163	R$	845	495	R$	2,724
Swedish Krona	148	SEK	1,485	266	SEK	2,453
New Zealand Dollar	82	NZ$	145	—	NZ$	—
United Arab Emirates Dirham(1)	—	AED	—	456	AED	1,676
Singapore Dollar(1)	—	S$	—	271	S$	348
Hong Kong Dollar(1)	—	HK$	—	59	HK$	457
Danish Krone(1)	—	DKK	—	57	DKK	361
South Korean Won(1)	—	₩	—	1,700	₩	2,457,000
Deferred financing costs	(122)			(257)
Total debt obligations	$34,192			$46,314
(1)See Note 29, Related Parties for further information on the deconsolidation of Opportunistic Fund Investments and South Korea Mixed-use.

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Nine months ended Sep. 30, 2026	Year ended Dec. 31, 2025
Balance, beginning of period	$46,314	$51,499
Debt obligation issuances, net of repayments	5,504	(2,917)
Non-cash changes in debt obligations:
Debt from asset acquisitions	294	103
Assumed by purchaser	(1,960)	(2,970)
Deconsolidation of South Korea Mixed-use debt(1)	(1,662)	—
Assumed from business combination(2)	2	502
Amortization of deferred financing costs and (premium) discount	80	70
Deconsolidation of India REIT debt obligations(3)	—	(1,011)
Deconsolidation of Opportunistic Fund Investments debt obligations(1)	(14,138)	—
Foreign currency translation	(249)	1,047
Other	7	(9)
Balance, end of period	$34,192	$46,314
(1)See Note 29, Related Parties for further information on the deconsolidation of South Korea Mixed-use and the deconsolidation of Opportunistic Fund Investments.
(2)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations for more information.
(3)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

NOTE 13. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of September 30, 2026 and December 31, 2025:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2026	Dec. 31, 2025
Operating Partnership Class A Preferred Equity Units Series 3	24,000,000	6.75%	$597	$587
New LP Preferred Units(1)	19,000,749	6.25%	466	466
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	516,766	5.25%	13	13
Series 2	250,517	5.75%	5	5
Series 3	322,130	5.00%	6	6
Series 4	265,961	5.20%	5	5
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	4,611,000	5.00%	122	170
BSREP II Brazil Office Preferred Shares(2)	Various	Various	467	73
Capital Securities – Fund Subsidiaries(3)			—	81
Total capital securities			$1,681	$1,406

Current			757	785
Non-current			924	621
Total capital securities			$1,681	$1,406
(1)New LP Preferred Units outstanding are presented net of intracompany shares held by the Operating Partnership.
(2)Consists of preferred shares related to three properties in BSREP II Brazil Office Portfolio.
(3)See Note 29, Related Parties for further information on the deconsolidation of Opportunistic Fund Investments.

The Class A Preferred Units were issued on December 4, 2014, in three tranches of $600 million each, with an average dividend yield of 6.5% and original maturities of seven, ten, and twelve years. The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. On December 30, 2021, Brookfield acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for REUs. The Class A Preferred Units, Series 1 were subsequently cancelled. On December 31, 2024, Brookfield acquired the ten-year tranche of Class A Preferred Units, Series 2 units, from the holder of these units and subsequently exchanged such units for LP Units and REUs. The Class A Preferred Units, Series 2 were subsequently cancelled.

New LP Preferred Units includes $466 million at September 30, 2026 (December 31, 2025 - $466 million) of preferred equity interests issued in connection with the privatization of the partnership which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Capital securities also include $122 million at September 30, 2026 (December 31, 2025 - $170 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also include $467 million at September 30, 2026 (December 31, 2025 - $73 million) of preferred equity interests held by third party investors related to three properties of BSREP II Brazil Office which have been classified as a liability, rather than as a non-controlling interest.

Capital Securities – Fund Subsidiaries were reclassified to liabilities associated with assets held for sale and subsequently deconsolidated. These capital securities were comprised of co-investors’ interests in funds that can be redeemed for cash at specified dates. See Note 29, Related Parties for further information on the Deconsolidation of Opportunistic Fund Investments.

At September 30, 2026, capital securities include $16 million (December 31, 2025 - $16 million) repayable in Canadian Dollars of C$21 million (December 31, 2025 - C$21 million).

Reconciliation of cash flows from financing activities relating to capital securities is shown in the table below:

(US$ Millions)	Nine months ended Sep. 30, 2026	Year ended Dec. 31, 2025
Balance, beginning of period	$1,406	$2,829
Capital securities issued	390	79
Capital securities redeemed	(55)	(1)
Non-cash changes in capital securities:
Fair value changes	15	(112)
Foreign currency translations	5	3
Deconsolidation of Opportunistic Fund Investments to liabilities associated with assets held for sale(1)	(80)	—
Deconsolidation of India REIT(2)	—	(1,392)
Balance, end of period	$1,681	$1,406
(1)See Note 29, Related Parties for further information on the deconsolidation of Opportunistic Fund Investments.
(2)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

NOTE 14. INCOME TAXES
The partnership is a flow-through entity for tax purposes. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to deferred top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three and nine months ended September 30, 2026. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

The components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Current income tax	$54	$(3)	$194	$46
Deferred income tax	(157)	10	(132)	(20)
Income tax (benefit) expense	$(103)	$7	$62	$26

The income tax benefit recorded for the three months ended September 30, 2026 compared to income tax expense in the prior year is primarily due to changes in pre-tax income.

The increase in income tax expense for the nine months ended September 30, 2026 compared to the prior year is primarily due to tax expense uncorrelated with accounting income, offset by changes in pre-tax income.

NOTE 15. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Accounts payable and accrued liabilities	$204	$297
Lease liabilities(1)	607	842
Derivative liabilities	93	108
Deferred revenue	6	9
Provisions	2	6
Loans and notes payable	8	6
Total other non-current liabilities	$920	$1,268
(1)For the three and nine months ended September 30, 2026, interest expense relating to total lease liabilities (see Note 16, Accounts Payable And Other Liabilities, for the current portion) was $16 million and $57 million (2025 - $16 million and $47 million).

NOTE 16. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Accounts payable and accrued liabilities	$1,720	$2,408
Loans and notes payable	2,295	2,412
Deferred revenue	187	384
Derivative liabilities	101	104
Lease liabilities(1)	168	177
Other liabilities	7	14
Total accounts payable and other liabilities	$4,478	$5,499
(1)See Note 15, Other Non-Current Liabilities, for further information on the interest expense related to these liabilities.

NOTE 17. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units (“REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”).

a)General and limited partnership units
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the REUs that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the REUs equal to 49% of the total voting power of all outstanding units.

General Partnership Units
There were 138,875 GP Units outstanding at September 30, 2026 and December 31, 2025.

Limited Partnership Units
There were 458,473,453 and 410,493,281 LP Units outstanding at September 30, 2026 and December 31, 2025, respectively.

b)Units of the Operating Partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 813,060,388 and 727,328,582 REUs outstanding at September 30, 2026 and December 31, 2025, respectively.

Special Limited Partnership Units
There were 6,147,901 Special LP Units outstanding at September 30, 2026 and December 31, 2025.

c)FV LTIP Units
The Operating Partnership issued FV LTIP Units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP unit will vest over a period of five years and is redeemable for cash payment. There were 460,035 and 482,384 FV LTIP Units outstanding at September 30, 2026 and December 31, 2025, respectively.

d)    Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 9,600,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,100,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At September 30, 2026, preferred equity units had a total carrying value of $679 million (December 31, 2025 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit information)	2026	2025	2026	2025
Limited Partners	$114	$111	$341	$336
Holders of:
REUs	202	196	605	594
Special LP Units	2	2	6	6
Total distributions	$318	$309	$952	$936
Per unit(1)	$0.255	$0.290	$0.788	$0.915
(1)Per unit outstanding on the record date for each.

NOTE 18. NON-CONTROLLING INTERESTS
Non-controlling interests consist of the following:

(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
REUs and Special LP Units(1)	$15,168	$14,871
FV LTIP units of the Operating Partnership(1)	9	10
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation	3,069	2,959
Preferred equity of subsidiaries	2,621	2,769
Non-controlling interests in subsidiaries and properties	9,806	12,941
Total interests of others in operating subsidiaries and properties	15,496	18,669
Total non-controlling interests	$30,673	$33,550
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the REUs changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interest based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Sep. 30, 2026	Dec. 31, 2025	Sep. 30, 2026	Dec. 31, 2025
Corporate Holding Entities(1)	Bermuda/Canada	—%	—%	$5,084	$4,991
BPO(2)	Canada	—%	—%	4,059	4,134
U.S. Retail(3)	United States	—%	—%	2,507	2,836
ANZ Storage(4)(5)	Australia	86%	—%	704	—
U.K. and Ireland Short Stay(4)	United Kingdom	73%	73%	423	471
U.S. Manufactured Housing(4)(6)	United States	77%	77%	41	457
South Korea Mixed-use(7)	South Korea	—%	78%	—	616
U.S. Multifamily(4)	United States	—%	98%	—	921
Other Investments	Various	33% - 97%	33% - 95%	2,678	4,243
Total				$15,496	$18,669
(1)Includes non-controlling interests in various corporate entities of the partnership.
(2)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(3)Includes non-controlling interests in U.S. Retail subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.
(5)Includes non-controlling interests in an opportunistic real estate fund, which acquired a joint venture interest in ANZ Storage during the second quarter of 2026.
(6)Includes non-controlling interests disposed of during the first quarter of 2026.
(7)During the current period, the partnership recapitalized its interest in South Korea Mixed-use, resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method. See Note 29, Related Parties for further information.

NOTE 19. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Base rent	$523	$762	$1,974	$2,382
Straight-line rent	1	(15)	11	(31)
Lease termination income	2	5	4	43
Other lease income(1)	120	139	376	420
Other revenue from tenants(2)	201	242	641	726
Total commercial property revenue	$847	$1,133	$3,006	$3,540
(1)Other lease income includes parking revenue and recovery of property tax and insurance expense from tenants.
(2)Consists of the recovery of certain operating expenses and other revenue from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

NOTE 20. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Room, food and beverage	$329	$367	$1,133	$979
Other leisure activities	71	69	201	187
Other hospitality revenue	6	13	81	30
Total hospitality revenue	$406	$449	$1,415	$1,196

NOTE 21. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Fee revenue	$97	$89	$290	$275
Investment income	20	20	100	165
Interest income and other	34	13	92	46
Dividend income	8	46	80	79
Total investment and other revenue	$159	$168	$562	$565

NOTE 22. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Property maintenance	$117	$176	$466	$543
Real estate taxes	114	136	386	420
Employee compensation and benefits	20	35	82	111
Depreciation and amortization	7	7	26	19
Lease expense(1)	3	4	10	12
Other	78	119	279	334
Total direct commercial property expense	$339	$477	$1,249	$1,439
(1)Represents operating expenses relating to variable lease payments not included in the measurement of the lease liability.

NOTE 23. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Cost of food, beverage, and retail goods sold	$81	$82	$254	$227
Employee compensation and benefits	51	65	251	181
Depreciation and amortization	59	57	214	173
Maintenance and utilities	31	26	97	74
Marketing and advertising	13	12	40	35
Other	50	66	198	190
Total direct hospitality expense	$285	$308	$1,054	$880

NOTE 24. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Employee compensation and benefits	$134	$125	$411	$389
Management fees	73	79	234	228
Professional fees	28	28	105	89
Facilities and technology	13	13	41	38
Transaction costs	8	32	48	46
Other	37	37	118	118
Total general and administrative expense	$293	$314	$957	$908

NOTE 25. FAIR VALUE LOSSES, NET
The components of fair value losses, net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Commercial properties	$(335)	$(132)	$(190)	$(408)
Commercial developments	2	2	80	44
Incentive fees(1)	—	—	2	(19)
Financial instruments and other	(244)	(20)	(346)	170
Total fair value losses, net	$(577)	$(150)	$(454)	$(213)
(1) Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

NOTE 26. OTHER COMPREHENSIVE INCOME (LOSSES)
Other comprehensive income (losses) consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$(6)	$(275)	$(211)	$529
Reclassification of realized foreign currency translation gains to net income on dispositions of foreign operations	18	—	285	285
(Losses) gains on hedges of net investments in foreign operations	(12)	171	99	(192)
Reclassification losses from hedges of net investments in foreign operation to net income on disposition of foreign operations	(24)	—	(228)	(88)
	(24)	(104)	(55)	534
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sep. 30, 2026 of $4 million and $(1) million (2025 – $1 million and $(4) million)	59	(16)	74	27
	59	(16)	74	27
Equity accounted investments
Share of unrealized foreign currency translation losses in respect of foreign operations	(6)	(21)	(34)	(14)
Gains (losses) on derivatives designated as cash flow hedges	3	1	26	(7)
	(3)	(20)	(8)	(21)
Items that will not be reclassified to net income:
Unrealized (losses) gains on securities - FVTOCI, net of income taxes for the three and nine months ended Sep. 30, 2026 of $6 million and $4 million (2025 – $1 million and $(1) million)	(31)	22	(29)	18
Share of revaluation gains on equity accounted investments	—	2	—	2
	(31)	24	(29)	20
Total other comprehensive income (losses)	$1	$(116)	$(18)	$560

NOTE 27. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevents the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

In April 2016, the Corporation announced the final close on the BSREP II fund to which the partnership had committed $2.3 billion as lead investor. As of September 30, 2026, there remained approximately $499 million of uncontributed capital commitments.

In November 2017, the Corporation announced the final close on the fifth Brookfield Real Estate Finance Fund to which the partnership had committed $400 million as lead investor. As of September 30, 2026, there remained approximately $128 million of uncontributed capital commitments.

In September 2018, the Corporation announced the final close on the third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of September 30, 2026, there remained approximately $40 million of uncontributed capital commitments.

In January 2019, the Corporation announced the final close on the BSREP III fund to which the partnership had committed $1.0 billion. As of September 30, 2026, there remained approximately $246 million of uncontributed capital commitments.

In October 2020, the Corporation announced the final close on the €619 million ($707 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($114 million). As of September 30, 2026, all capital commitments have been contributed.

In December 2022, the Corporation announced the final close on the $15.3 billion BSREP IV fund to which the partnership had committed $3.5 billion. As of September 30, 2026, there remained approximately $928 million of uncontributed capital commitments. Refer to Note 29, Related Parties for further information.

In August 2024, the Corporation announced the final close on the Brookfield Real Estate Secondaries I fund to which the partnership had committed $500 million. As of September 30, 2026, there remained approximately $21 million of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

The partnership operates in jurisdictions with differing tax laws and tax rates. Certain jurisdictions in which the partnership operates have enacted legislation where the impact cannot be readily determined without further clarification and guidance from the relevant tax authorities. Given the uncertainty surrounding such circumstances, the partnership has concluded that the impact of such legislation cannot be reasonably estimated at this time.

NOTE 28. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won, Swedish Krona, Japanese Yen, and New Zealand Dollar denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2025. Please refer to Note 31, Financial Instruments in the consolidated financial statements for the year ended December 31, 2025 for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2026 and December 31, 2025:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2026	Interest rate swaps of US$ SOFR debt	$3,573	3.4% - 3.9%	Mar. 2027 - Mar. 2030	$61
	Interest rate caps of US$ SOFR debt	1,340	4.0% - 6.0%	Nov. 2026 - Apr. 2029	1
	Interest rate caps of £ SONIA debt	1,064	2.0% - 5.0%	Apr. 2027 - Jan. 2028	7
	Interest rate swaps of £ SONIA debt	882	4.0%	Jul. 2027	2
	Interest rate swaps of AUD BBSW/BBSY debt	703	3.3% - 4.9%	Dec. 2026 - Mar. 2031	6
	Interest rate caps of SEK STIBOR debt	151	3.5%	Feb. 2028	—
	Interest rate caps of € EURIBOR debt	106	4.0%	Jul. 2027	—
Dec. 31, 2025	Interest rate swaps of US$ SOFR debt	$7,382	3.0% - 3.9%	Aug. 2026 - Mar. 2030	$(2)
	Interest rate caps of US$ SOFR debt	3,800	3.0% - 6.8%	Jan. 2026 - Jul. 2028	3
	Interest rate caps of £ SONIA debt	2,048	2.0% - 5.0%	Apr. 2026 - Jan. 2028	3
	Interest rate caps of € EURIBOR debt	1,148	2.5% - 4.5%	Jul. 2026 - Aug. 2027	—
	Interest rate swaps of £ SONIA debt	896	3.8%	Jul. 2026	(1)
	Interest rate swaps of AUD BBSW/BBSY debt	829	3.2% - 4.5%	Jun. 2026 - Nov. 2028	1
	Interest rate caps of C$ CORRA debt	467	4.5% - 5.5%	Aug. 2026 - Oct. 2026	—
	Interest rate caps of SEK STIBOR debt	159	3.5%	Feb. 2028	—
	Interest rate swaps of S$ SORA debt	139	1.4%	Aug. 2030	3
	Interest rate swaps of R$ IPCA debt	88	4.4% - 4.5%	Jan. 2026 - Sep. 2028	—
	Interest rate caps of DKK CIBOR debt	57	4.3%	Aug. 2027	—

For the three and nine months ended September 30, 2026, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (2025 - nil).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of September 30, 2026 and December 31, 2025:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2026	Net investment hedges		€165	€0.83/$ - €0.91/$	Oct. 2026 - Sep. 2028	$3
	Net investment hedges		£1,198	£0.74/$ - £0.81/$	Oct. 2026 - Sep. 2028	(4)
	Net investment hedges	A$	1,933	A$1.40/$ - A$1.58/$	Oct. 2026 - Apr. 2031	(6)
	Net investment hedges	R$	353	R$5.85/$ - R$6.08/$	Apr. 2028 - Jun. 2028	(3)
	Net investment hedges	₩	144,000	₩1,463.90/$ - ₩1,467.05/$	May 2028 - May 2029	(9)
	Net investment hedges	Rs	38,762	Rs95.32/$ - Rs99.20/$	Oct. 2026 - Dec. 2027	4
	Net investment hedges	C$	223	C$1.33/$ - C$1.41/$	Dec. 2026 - Jul. 2028	3
	Net investment hedges	CNH	2,541	CNH6.13/$ - CNH7.04/$	Oct. 2026 - Aug. 2029	(29)
	Net investment hedges	SEK	193	SEK8.88/$ - SEK8.97/$	Sep. 2027	1
	Net investment hedges		¥10,378	¥149.65/$ - ¥157.80/$	Dec. 2026 - Mar. 2029	(2)
	Net investment hedges	NZ$	250	NZ$1.69/$ - NZ$1.74/$	Mar. 2029 - Apr. 2030	2
	Cross currency swaps of C$ SOFR debt	C$	1,400	C$1.30/$ - C$1.40/$	Jan. 2027 - Jun. 2031	(46)
Dec. 31, 2025	Net investment hedges		€497	€0.83/$ - €0.94/$	Feb. 2026 - Sep. 2028	$(24)
	Net investment hedges		£996	£0.74/$ - £0.84/$	Mar. 2026 - Jul. 2028	(19)
	Net investment hedges	A$	372	A$1.51/$ - A$1.57/$	Sep. 2026 - Jun. 2030	(2)
	Net investment hedges	R$	984	R$5.90/$ - R$7.94/$	Jan. 2026 - Oct. 2028	(12)
	Net investment hedges	₩	611,705	₩1,360.98/$ - ₩1,460.22/$	Mar. 2026 - Dec. 2026	17
	Net investment hedges	Rs	61,141	Rs86.87/$ - Rs96.78/$	Jan. 2026 - Oct. 2028	20
	Net investment hedges	HK$	346	HK$7.51/$ - HK$ 7.68/$	Mar. 2028 - Jun. 2030	1
	Net investment hedges		£258	£0.86/€	Sep. 2026	(6)
	Net investment hedges	C$	470	C$1.31/$ - C$1.41/$	Apr. 2026 - Aug. 2030	(3)
	Net investment hedges	AED	41	AED3.68/€	Jun. 2027	—
	Net investment hedges	CNH	2,797	CNH6.77/$ - CNH7.14/$	Jan. 2026 - Jun. 2028	(10)
	Net investment hedges	SEK	778	SEK9.02/$ - SEK9.71/$	Sep. 2027 - Dec. 2028	(4)
	Net investment hedges		¥15,330	¥137.02/$	Jun. 2027	10
	Net investment hedges	NZ$	30	NZ$1.69/$	Mar. 2029	—
	Net investment hedges	S$	225	S$1.21/$ - S$1.23/$	Jul. 2028 - Dec. 2028	1
	Net investment hedges	DKK	54	DKK6.01/$ - DKK6.14/$	Jul. 2028	—
	Net investment hedges		€18	€0.13/DKK	Jul. 2028	—
	Net investment hedges		€2	€1.09/£	Jul. 2028	—
	Net investment hedges		€214	€0.09/SEK	Mar. 2028 - Dec. 2028	—
	Cross currency swaps of C$ SOFR debt	C$	1,400	C$1.25/$ - C$1.34/$	Sep. 2026 - Feb. 2028	(50)

For the three and nine months ended September 30, 2026 and 2025, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2026 and December 31, 2025:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2026	Interest rate caps	$2,085	2.4% - 6.0%	Feb. 2027 - Aug. 2028	$(9)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(13)
	Interest rate swaps of US$ debt	—	3.3% - 3.4%	Mar. 2027 - Mar. 2028	—
Dec. 31, 2025	Interest rate caps	$7,113	2.3% - 6.3%	Feb. 2026 - Jan. 2028	$2
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(16)
	Interest rate swaps of US$ debt	—	3.3% - 3.6%	Mar. 2026 - Mar. 2028	—

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Sep. 30, 2026		Dec. 31, 2025
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$913	$913	$536	$536
Other non-current assets
Securities - FVTPL	FVTPL	2,437	2,437	2,815	2,815
Derivative assets	FVTOCI/FVTPL	83	83	68	68
Accounts receivable	Amortized cost	62	62	90	90
Securities - FVTOCI	FVTOCI	143	143	230	230
Other marketable securities	Amortized cost	30	30	29	29
Restricted cash	Amortized cost	102	102	182	182
Current assets
Securities - FVTOCI	FVTOCI	10	10	15	15
Derivative assets	FVTOCI/FVTPL	80	80	63	63
Accounts receivable(1)	Amortized cost	820	820	735	735
Restricted cash	Amortized cost	71	71	287	287
Cash and cash equivalents(2)	Amortized cost	1,544	1,544	1,896	1,896
Total financial assets		$6,295	$6,295	$6,946	$6,946
Financial liabilities
Debt obligations(3)	Amortized cost	$34,192	$33,915	$46,314	$46,503
Capital securities	Amortized cost	1,681	1,681	1,325	1,325
Capital securities - fund subsidiaries	FVTPL	—	—	81	81
Other non-current liabilities
Loan payable	FVTPL	8	8	6	6
Accounts payable	Amortized cost	204	204	297	297
Derivative liabilities	FVTOCI/FVTPL	93	93	108	108
Accounts payable and other liabilities
Accounts payable and other(4)	Amortized cost	2,289	2,289	2,629	2,629
Loans and notes payable	Amortized cost	2,295	2,295	2,412	2,412
Derivative liabilities	FVTOCI/FVTPL	101	101	104	104
Total financial liabilities		$40,863	$40,586	$53,276	$53,465
(1)Includes other current receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $219 million and $103 million as of September 30, 2026 and December 31, 2025, respectively.
(2)Includes cash and cash equivalents associated with assets classified as held for sale on the condensed consolidated balance sheets in the amount of $200 million and $37 million as of September 30, 2026 and December 31, 2025, respectively.
(3)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $3,847 million and $84 million as of September 30, 2026 and December 31, 2025, respectively.

(4)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $569 million and $221 million as of September 30, 2026 and December 31, 2025, respectively.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2026				Dec. 31, 2025
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	$—	$671	$1,766	$2,437	$—	$947	$1,868	$2,815
Securities - FVTOCI	123	—	30	153	210	—	35	245
Derivative assets	—	163	—	163	—	131	—	131
Total financial assets	$123	$834	$1,796	$2,753	$210	$1,078	$1,903	$3,191

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$—	$—	$—	$—	$81	$81
Derivative liabilities	—	194	—	194	—	212	—	212
Loan payable	—	8	—	8	—	6	—	6
Total financial liabilities	$—	$202	$—	$202	$—	$218	$81	$299

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of September 30, 2026 and December 31, 2025:

	Sep. 30, 2026		Dec. 31, 2025
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$1,903	$81	$2,508	$208
Acquisitions	127	—	279	—
Dispositions	(122)	—	(627)	(3)
Fair value losses, net and OCI	(107)	—	(257)	(158)
Reclassification of Opportunistic Fund Investments to assets and liabilities held for sale(1)	(5)	(81)	—	—
Other	—	—	—	34
Balance, end of period	$1,796	$—	$1,903	$81
(1)See Note 29, Related Parties for further information on the Opportunistic Fund Investments.

NOTE 29. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited and its ultimate parent is Brookfield Corporation. Other related parties of the partnership include the Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management Ltd. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”) to the service providers. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for the partnership’s Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by us in connection with our commitments to private real estate funds of any of our service providers under our Master Services Agreement, where the partnership has elected for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). For the three and nine months ended September 30, 2026, the partnership paid a base management fee of $51 million and $155 million (2025 - $49 million and $144 million).

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(174)	$(23)
Loans and notes receivable with other affiliates	197	277
Debt obligations, payables and other liabilities(1)	(2,272)	(2,402)
Corporate borrowings	(1,076)	(1,076)
Property-specific obligations	(1,072)	(578)
Preferred shares held by the partnership	243	—
Preferred shares held by Brookfield Corporation	(3,069)	(2,959)
Brookfield Corporation interest in CanHoldco	(1,213)	(1,231)
(1)    Includes other payables and liabilities with other affiliates as of September 30, 2026 of $272 million (December 31, 2025 - $372 million).

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
Transactions with related parties:
Commercial property revenue(1)	$10	$14	$36	$39
Management, leasing and development fee income	28	23	87	68
Expenses from equity accounted investments	5	—	28	—
Interest expense on debt obligations	44	57	136	173
General and administrative expense(2)	83	85	257	249
Construction costs(3)	1	—	8	18
Distributions on Brookfield Corporation’s interest in CanHoldco	1	11	7	24
(1)Amounts received from the Corporation and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to the Corporation and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, compensation expense and administrative services.
(3)Includes amounts paid to the Corporation and its subsidiaries for construction costs of development properties.

During the year ended December 31, 2025, the partnership sold partial interests in several premier assets to Brookfield Wealth Solutions Ltd. (“BWS”), generating total proceeds of approximately $750 million in order to support the continued scaling of BWS into high quality assets. The partnership also sold partial interests in the BSREP III fund and an opportunistic real estate fund to BWS, generating total proceeds of $688 million. Lastly, an office asset in BSREP III was sold to India REIT for total proceeds of $777 million. The sales were carried out at arm’s length on market terms at existing valuations and resulted in no gain or loss at the time of transaction.

During the nine months ended September 30, 2026, the partnership recapitalized a mixed-use portfolio in South Korea for total commitments of KRW1.2 trillion (approximately $826 million), with Brookfield Asset Management participating as an investor. The partnership retained an approximately $100 million, 12% interest in the investment, which resulted in a loss of control and deconsolidation, with the retained interest now accounted for under the equity method.

Additionally, the partnership reclassified its interest in certain Opportunistic Fund Investments to assets held for sale. On July 1, 2026, the partnership closed on the sale of certain investments to BWS for $126 million. The sale was carried out at arm’s length on market terms and is expected to support the continued repositioning of BWS’s investment portfolio. The partnership’s investment in a hospitality portfolio remained classified as held for sale as of September 30, 2026.

The partnership also completed the sale of its 22% economic interest in a consolidated fund to BWS for approximately $251 million without loss of control, and retained a 16% economic interest in the fund post-transaction. This sale was carried out at arm’s length on market terms.

NOTE 30. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.
b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”).

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and nine months ended September 30, 2026 and 2025:

(US$ Millions)	Total revenue		FFO
Three months ended Sep. 30,	2026	2025	2026	2025
Office	$430	$455	$(24)	$(10)
Retail	363	367	110	54
LP Investments	566	893	(12)	22
Corporate	53	35	(209)	(207)
Total	$1,412	$1,750	$(135)	$(141)

(US$ Millions)	Total revenue		FFO
Nine months ended Sep. 30,	2026	2025	2026	2025
Office	$1,348	$1,375	$(73)	$(28)
Retail	1,078	1,097	277	222
LP Investments	2,419	2,722	67	43
Corporate	138	107	(622)	(635)
Total	$4,983	$5,301	$(351)	$(398)

The following summaries present the detail of total revenue from the partnership’s operating segments for the three and nine months ended September 30, 2026 and 2025:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2026
Office	$264	$107	$5	$54	$430
Retail	266	65	—	32	363
LP Investments	116	29	401	20	566
Corporate	—	—	—	53	53
Total	$646	$201	$406	$159	$1,412

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2025
Office	$289	$112	$5	$49	$455
Retail	273	64	—	30	367
LP Investments	329	66	444	54	893
Corporate	—	—	—	35	35
Total	$891	$242	$449	$168	$1,750

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2026
Office	$839	$324	$20	$165	$1,348
Retail	791	189	—	98	1,078
LP Investments	735	128	1,395	161	2,419
Corporate	—	—	—	138	138
Total	$2,365	$641	$1,415	$562	$4,983

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2025
Office	$892	$322	$19	$142	$1,375
Retail	808	191	—	98	1,097
LP Investments	1,114	213	1,177	218	2,722
Corporate	—	—	—	107	107
Total	$2,814	$726	$1,196	$565	$5,301

The following summaries present certain consolidated income statement items from the partnership’s operating segments for the three and nine months ended September 30, 2026 and 2025:

(US$ Millions)	Direct commercial property expense		Direct hospitality expense
Three months ended Sep. 30,	2026	2025	2026	2025
Office	$178	$197	$12	$5
Retail	101	114	—	—
LP Investments	57	166	273	303
Corporate	3	—	—	—
Total	$339	$477	$285	$308

(US$ Millions)	Direct commercial property expense		Direct hospitality expense
Nine months ended Sep. 30,	2026	2025	2026	2025
Office	$564	$579	$23	$16
Retail	318	318	—	—
LP Investments	360	542	1,031	864
Corporate	7	—	—	—
Total	$1,249	$1,439	$1,054	$880

(US$ Millions)	Share of net earnings from equity accounted investments		Interest expense
Three months ended Sep. 30,	2026	2025	2026	2025
Office	$(68)	$14	$(191)	$(193)
Retail	126	59	(153)	(196)
LP Investments	(2)	22	(223)	(394)
Corporate	—	—	(96)	(93)
Total	$56	$95	$(663)	$(876)

(US$ Millions)	Share of net earnings from equity accounted investments		Interest expense
Nine months ended Sep. 30,	2026	2025	2026	2025
Office	$238	$118	$(586)	$(572)
Retail	382	283	(485)	(563)
LP Investments	46	112	(1,036)	(1,251)
Corporate	—	—	(261)	(288)
Total	$666	$513	$(2,368)	$(2,674)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of September 30, 2026 and December 31, 2025:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Sep. 30, 2026	Dec. 31, 2025	Sep. 30, 2026	Dec. 31, 2025	Sep. 30, 2026	Dec. 31, 2025
Office	$29,089	$30,538	$13,986	$15,454	$8,396	$8,387
Retail	29,953	30,617	9,505	10,972	10,626	10,261
LP Investments	22,313	37,007	13,794	25,099	3,942	2,596
Corporate	1,479	1,118	5,703	5,181	—	—
Total	$82,834	$99,280	$42,988	$56,706	$22,964	$21,244

The following summary presents a reconciliation of FFO to net loss for the three and nine months ended September 30, 2026 and 2025:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2026	2025	2026	2025
FFO(1)	$(135)	$(141)	$(351)	$(398)
Depreciation and amortization of real estate assets	(50)	(50)	(189)	(147)
Fair value (losses), net	(577)	(150)	(454)	(213)
Share of equity accounted (losses) earnings - non-FFO	(35)	(39)	296	130
Income tax benefit (expense)	103	(7)	(62)	(26)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(88)	84	(260)	(183)
Net loss attributable to unitholders(2)	(782)	(303)	(1,020)	(837)
Non-controlling interests of others in operating subsidiaries and properties	165	2	420	361
Net loss	$(617)	$(301)	$(600)	$(476)
(1)FFO represents interests attributable to GP Units, LP Units, REUs, Special LP Units and FV LTIP Units. The interests attributable to REUs, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated income statements.
(2)Includes net income attributable to GP Units, LP Units, REUs, Special LP Units and FV LTIP Units. The interests attributable to REUs, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated income statements.